Exhibit 99.1

GOLD STANDARD ESTABLISHES ATM EQUITY PROGRAM

April 17, 2020 - Vancouver, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced that it has entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Capital Markets (“BMO”), to establish an at-the-market equity program (the “ATM Program”). The Company intends to issue up to CDN$14,875,000 of common shares (“Common Shares”) under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the NYSE American LLC (“NYSE American”) or any other existing trading market for the Common Shares in the United States. Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used fund the work program on the Company’s Railroad-Pinion Project recommended in the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation, and for general corporate purposes.

Under the Equity Distribution Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions on the NYSE American or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. The Company is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement, (b) the termination of the Equity Distribution Agreement by BMO, or the Company, as permitted therein, or (c) September 3, 2020. The Company will pay BMO a commission rate of up to 2.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide BMO with customary indemnification and contribution rights. The Company will also reimburse BMO for certain specified expenses in connection with entering into the Equity Distribution Agreement.

The ATM Program is being made pursuant to a prospectus supplement to the Company’s base shelf prospectus dated August 3, 2018, included in the Company’s existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of Canada and the United States Securities and Exchange Commission (the “SEC”). Copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, BMO will send the documents upon request by contacting BMO, BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, email: bmoprospectus@bmo.com, telephone: (800) 414-3627.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT GOLD STANDARD VENTURES - Gold Standard is an advanced-stage gold exploration and development company. The Company is developing South Railroad, an advanced gold and silver open pit oxide heap leach project and continues to focus on district scale discoveries on the greater Railroad-Pinion Project land position.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the ATM Program, including the number of Common Shares sold in connection thereto, the use of proceeds from the ATM Program, the commission paid to BMO, the reimbursement of BMO for certain expenses, and the termination of the Equity Distribution Agreement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions, the current outbreak of the novel coronavirus (COVID-19), and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com